GETTY IMAGES HOLDINGS, INC.

605 5th Ave S. Suite 400

Seattle, WA 98104

April 28, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eddie Kim

Division of Corporation Finance

RE:	Getty Images Holdings, Inc. (the “Company”)

Registration Statement on Form S-4

File No. 333-286241

Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-286241) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2025, as amended on April 28, 2025, be accelerated by the Commission to 4:00 p.m., Eastern Time, on April 30, 2025, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Todd Freed of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3714 and that such effectiveness also be confirmed in writing.

Very truly yours,

Getty Images Holdings, Inc.

By:	/s/ Craig Peters
Name:	Craig Peters
Title:	Chief Executive Officer and Director

cc:	Todd E. Freed
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jon A. Hlafter
Skadden, Arps, Slate, Meagher & Flom LLP